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FEB 24 2016

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 East Hector Street, Suite #323
(No. and Street)

Conshohocken (City) Pennsylvania (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Thornton (626) 356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 East Lancaster Avenue (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Nicholas Baughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks Baughan Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John D. Collins, Notary Public
Springfield Twp., Montgomery County
My Commission Expires Oct. 16, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

MARKS BAUGHAN SECURITIES LLC

December 31, 2015

MARKS BAUGHAN SECURITIES LLC

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2015

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Marks
Baughan Securities LLC

We have audited the accompanying statement of financial condition of Marks Baughan Securities LLC as of December 31, 2015, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of Marks Baughan Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III and notes to the supplementary schedules on pages 10 - 13 has been subjected to audit procedures performed in conjunction with the audit of Marks Baughan Securities LLC's financial statements. The supplemental information is the responsibility of Marks Baughan Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

January 31, 2016

MARKS BAUGHAN SECURITIES LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 6,456,161
Accounts receivable	1,504,212
Prepaid expenses	57,294
Property and equipment, net	59,889
Total assets	$ 8,077,556
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 276,335
Deferred revenue	23,333
Total liabilities	299,668
Member's equity	7,777,888
Total liabilities and member's equity	$ 8,077,556

(The accompanying notes are an integral part of this financial statement.)

(1) NATURE OF OPERATIONS

Marks Baughan Securities LLC (the Company) provides merger and acquisition and related advisory services, as well as private placement services to companies nationwide. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectability of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

In some cases, a portion of the transaction fees are contingent upon earnouts and other factors. Due to the lack of information and the uncertainty of the outcome, management does not reflect these fees as revenue until such contingencies are resolved and any amounts are realizable.

Depreciation

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the year ended December 31, 2015 was $22,466.

Income taxes

The Company is a single member LLC. As a single member LLC, the Company will be a disregarded entity for tax purposes whereby its income or loss will be reflected on the single member's personal tax return. The Company is no longer subject to US federal and state examinations by tax authorities for 2011 and prior.

(3) RELATED PARTY TRANSACTIONS

The Managing Member of the Company owns 100% of Marks Baughan & Co., LLC which owns 40% of Marks Baughan Securities UK, LLP (MBS UK). During 2015, the Company earned revenue of $2,074,654 from MBS UK for transaction support services related to financial advisory engagements of MBS UK. The amount due at December 31, 2015 in accounts receivable from MBS UK is $1,466,839. This receivable was fully collected as of January 4, 2016.

(4) PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2015:

Computer equipment	$ 49,199
Software	8,555
Furniture and fixtures	54,930
Website	20,000
	132,684
Less: accumulated depreciation	72,795
	$ 59,889

(5) COMMITMENTS

The Company entered into a 64 month lease commencing June 1, 2013. The first four months of lease payments were abated and payment commenced on October 1, 2013. The Company exercised its early termination option under the lease and as a result the lease will expire on May 31, 2016. At December 31, 2015, future minimum lease payments (including those accrued in the amount of $6,244 at December 31, 2015) under the operating lease totaled $17,750 for 2016. The Company is in the process of looking for new office space.

Rent expense, including operating expenses, real estate taxes and other fees, under the office lease for the year ended December 31, 2015 was $39,594.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2015, the Company had net capital, as defined, of $6,156,493, which was $6,136,515 in excess of its minimum required net capital of $19,978. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 as of December 31, 2015.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)(i) which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

(8) REVENUE FROM ARBITRATION SETTLEMENT

Included in revenue for 2015 is a settlement of a FINRA arbitration dispute resulting in revenue of $888,276, consisting of $655,000 advisory fees and $169,801 reimbursement of legal expenses included in fee revenue and $62,225 included in interest income.

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

The Company has a 401(k) plan for all of its eligible employees. The plan allows for the Company to make annual discretionary contributions including; match, safe harbor and discretionary profit sharing. Contribution expense for employees was $122,848 in 2015.

(9) EMPLOYEE BENEFIT PLANS (CONTINUED)

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2015, the deferred compensation contingent commitments are as follows: $468,522 due December 1, 2016 and $305,595 due December 1, 2017.

These amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the year ended December 31, 2015 there was $320,352 of expense incurred under this plan.

(10) UNCERTAIN TAX POSITIONS

Management has evaluated all tax positions of the Company and has determined that any exposure is limited to certain jurisdictions in which they have chosen not to file income tax returns. Although there are statutes of limitations for filing tax returns, generally they do not apply to companies that have never filed. Management believes that any amount due for income taxes, inclusive of interest and penalties, for jurisdictions in which they have not filed, would not be material to the financial statements taken as a whole. As such, no amounts have been accrued for in the accompanying statement of financial condition.

(11) CONCENTRATIONS

The Company maintains cash at one financial institution which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the uninsured balance was $6,206,161.

For the year ended December 31, 2015, approximately 89% of revenue was derived from three customers.

(12) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.